UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           Sandata Technologies, Inc.
                       -----------------------------------

                              (Name of the Issuer)

              Sandata Technologies, Inc., Sandata Acquisition Corp.
                       -----------------------------------

                       (Names of Persons Filing Statement)

       Sandata Technologies, Inc. Common Stock, par value $.001 per share
                       -----------------------------------

                         (Title of Class of Securities)


                                    799778204
                       -----------------------------------
                       (CUSIP Number of Class of Securities)

                                Bert E. Brodsky
                      Chairman and Chief Executive Officer
                           Sandata Technologies, Inc.
                              26 Harbor Park Drive
                            Port Washington, NY 11050
                                 (516) 484-4400

                                  David Brodsky
                                 Vice President
                            Sandata Acquisition Corp.
                              26 Harbor Park Drive
                            Port Washington, NY 11050
                                 (516) 484-4400


                       -----------------------------------

                 (Name, Address, and Telephone Numbers of Person
                              Authorized to Receive
               Notices and Communications on Behalf of the Persons
                                Filing Statement)


    This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss. ss. 240.14a-1 through 240.1b-2), Regulation 14C (ss. ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e3(c))
under the Securties Exchange Act of 1934 (the "Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
 Transaction valuation*                                  Amount of filing fee**
 -----------------------------------                     -----------------------
     $1,288,747                                                    $258

     *The transaction valuation was based upon the sum of (a) the product of 665,208 shares of common stock and the merger consideration of $1.91 per share and (b) the product of options to purchase 20,000 shares of common stock and $.91 (which is the difference between the merger consideration of $1.91 per share of common stock and the exercise price of $1.00 per share of common stock of each of the 20,000 shares covered by the outstanding options).

     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be converted in the merger.

     [x] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $258               Filing Party: Sandata Technologies,
                                                           Inc.
 ----------------------------               ------------------------------------

Form or Registration Number: Schedule 14A   Date Filed: November 15, 2002
-----------------------------------------   -----------------------------------

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3" or the "Statement") is being filed jointly by Sandata Technologies, Inc., a Delaware corporation (the "Company"), and Sandata Acquisition Corp., a Delaware corporation (the "Acquisition Company"). Pursuant to an Agreement and Plan of Merger, dated as of October 28, 2002 (as amended from time to time, the "Merger Agreement"), by and among the Company, the Acquisition Company, Bert E. Brodsky ("Brodsky"), Hugh Freund ("Freund") and Gary Stoller ("Stoller"), the Acquisition Company will merge (the "Merger") with and into the Company, with the Company continuing as the surviving corporation. If the Merger and the Merger Agreement are adopted by the Company's stockholders, at the effective time of the Merger, each share of the Company's common stock, par value $.001 per share, issued and outstanding immediately prior to the Merger (excluding shares contemplated by the Merger Agreement to be contributed to the Acquisition Company by Brodsky, Freund and Stoller and members of their immediate families and shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $1.91 in cash. A copy of the Merger Agreement is filed as Appendix A to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed concurrently by the Company with the Securities and Exchange Commission (the "Commission"), pursuant to which the Board of Directors of the Company is soliciting proxies from the stockholders of the Company in connection with the Merger. This Schedule 13e-3 is being filed jointly by the Company and the Acquisition Company.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13e-3 and show the locations in the Proxy Statement (including all appendices thereto) of the information required to be included in response to the items of this Schedule 13e-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13e-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto.


Item 1.         Summary Term Sheet.

REGULATION M-A
ITEM 1001

     The  information  set  forth in the  Proxy  Statement  under  the  captions
"Questions   and  Answers   about  the  Merger"  and  "Summary  Term  Sheet"  is
incorporated herein by reference.

Item 2.         Subject Company Information.

REGULATION M-A
ITEM 1002

     (a) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - The Parties to the Transaction" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting", "Introduction" and "Special Meeting
- Voting Rights; Vote Required for Approval" is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the caption "Special Meeting - Trading Market and Price; Dividends; Stock Repurchases" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the caption "Special Meeting - Trading Market and Price; Dividends; Stock Repurchases" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Proxy Statement under the captions "Special Meeting - Trading Market and Price; Dividends; Stock Repurchases",
"Special Factors - Background of the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger - Transactions in Common Stock by Certain Persons" and "Special Factors - Certain Relationships Between Sandata and Sandata Acquisition Corp." is incorporated herein by reference.

Item 3.         Identity and Background of Filing Person.

REGULATION M-A
ITEM 1003(a)-(c)

(a) - (c)

     The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Parties to the Transaction" and "Special Factors -
Certain Relationships between Sandata and Sandata Acquisition Corp." is incorporated herein by reference. Sandata is the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction.

     During the past five years, neither the Company nor the Acquisition Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Directors and Executive Officers of the Company

     Set forth in the table below are the current principal occupation or employment, the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and the material occupations, positions, offices or employment during the past five years of each of the directors and executive officers of the Company. Each person identified below is a United States citizen. Unless otherwise indicated, each person's principal address and business telephone is 26 Harbor Park Drive, Port Washington, New York 11050 and (516) 484-4400.


NAME AND CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR EMPLOYMENT DURING THE PAST FIVE YEARS;
NAME AND PRINCIPAL BUSINESS

     Bert E. Brodsky has been Chairman and Treasurer of the Company since June 1, 1983 and was President from December 1989 through January 2000. From August 1983 through November 1984, from December 1988 through January 1991, from February 1998 to June 1998 and from December 1998 to present, Mr. Brodsky served as Chairman of National Medical Health Card Systems, Inc. ("Health Card") and, from June 1998 through December 1998, served as President of Health Card. From October 1983 through December 1993, Mr. Brodsky served as Chairman of Compuflight, a provider of computerized flight planning services. Since August 1980, Mr. Brodsky has served as Chairman of P.W. Medical Management, Inc., which provides financial and consulting services to physicians. Since 1979, Mr. Brodsky has also served as President of Bert Brodsky Associates, Inc., which provides consulting services.

     Hugh Freund, a founder of the Company, was the Company's President from 1978 to November 1986, and has been a Director of the Company since its formation in 1978. Since November 1986, Mr. Freund has served as an Executive Vice President of the Company and Secretary since 1995. Mr. Freund is also President of Sandsport, the Company's wholly-owned health care data processing subsidiary. Additionally, Mr. Freund has been serving as the President of Pro-Health Systems, Inc. since March 9, 1999. In addition to managing the Company's operations, Mr. Freund has been responsible for the marketing efforts of the Company.

     Gary Stoller joined the Company at the time of its formation in 1978 as its Senior Programmer and Analyst, and has been its Chief Information Officer and an Executive Vice President and a Director of the Company since January 1983. Mr. Stoller has been responsible for computer design, programming and operations of the Company as its Chief Technology Officer since 1995, and is the architect of the SHARP and SanTrax systems.

     Ronald L. Fish has served as a Director of the Company since January, 1998. Since 1975, Mr. Fish served as Administrator, Treasurer and Director of
Unlimited Care Inc., a nursing services firm, and is a certified public accountant. Mr. Fish serves on the Company's Audit Committee and on the Special Committee formed to consider, evaluate and negotiate the Merger and the Merger Agreement. In addition, Mr. Fish has been a member of the Board of Directors of Health Card since 2000.

     Martin Bernard has served as a Director of the Company since October 22, 2001. Since 1970, Mr. Bernard has worked in the insurance industry, most of those years working for The Rampart Group, located in Lake Success, NY. Mr. Bernard is a graduate of the New York Institute of Technology, earning a degree in Business Administration and since 1997 has been a Trustee of the North Shore LIJ Health Systems. Mr. Bernard serves on the Company's Audit Committee and on the Special Committee formed to consider, evaluate and negotiate the Merger and the Merger Agreement.

     To the knowledge of the Company, during the past five years none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Directors and Executive Officers of the Acquisition Company

     Set forth in the table below are the current principal occupation or employment, the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and the material occupations, positions, offices or employment during the past five years of each of the directors and executive officers of the Acquisition Company. Each person identified below is a United States citizen. Unless otherwise indicated, each person's principal address and business telephone is 26 Harbor Park Drive, Port Washington, New York 11050 and (516) 484-4400.


NAME AND CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR EMPLOYMENT DURING THE PAST FIVE YEARS;
NAME AND PRINCIPAL BUSINESS

     Bert E. Brodsky is a member of the Board of Directors of the Acquisition Company and has been Chairman and Treasurer of the Company since June 1, 1983 and was President from December 1989 through January 2000. From August 1983 through November 1984, from December 1988 through January 1991, from February 1998 to June 1998 and from December 1998 to present, Mr. Brodsky served as Chairman of Health Card and, from June 1998 through December 1998, served as President of Health Card. From October 1983 through December 1993, Mr. Brodsky served as Chairman of Compuflight, a provider of computerized flight planning services. Since August 1980, Mr. Brodsky has served as Chairman of P.W. Medical Management, Inc., which provides financial and consulting services to physicians. Since 1979, Mr. Brodsky has also served as President of Bert Brodsky Associates, Inc., which provides consulting services.

     Jessica Brodsky Miller is a member of the Board of Directors and is the President of the Acquisition Company. Since 1997, Ms. Brodsky Miller has been employed by Medical Arts Office Services, Inc. ("MAOS"), a company that provides accounting, bookkeeping and legal services. MAOS has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

     David Brodsky is the Vice President of the Acquisition Company. Since 1997, Mr. Brodsky has been employed by MAOS. Mr. Brodsky is also the sole managing member of Designw.u.r.x. LLC ("Designw.u.r.x."), a company principally involved in web-based graphic design and advertising. Designw.u.r.x. has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

     Jeffrey Brodsky is the Secretary and Treasurer of the Acquisition Company. Since 1997, Mr. Brodsky has been employed by MAOS. Mr. Brodsky is also the Vice President of Identification Data & Imaging, LLC ("IDI"), a company principally involved in providing electronic identification system services. IDI has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

     To the knowledge of the Company and the Acquisition Company, during the past five years none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 4.        Terms of the Transaction.

REGULATION M-A
ITEM 1004(a), (c)-(f)

(a)(1)         Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger" and "Summary Term Sheet" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet" and "Special Meeting - Proposal to be Considered at the Special Meeting" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Reasons for Engaging in the Transaction", "Special Factors - Reasons for the Recommendations of the Special Committee and our Board of Directors", "Special Factors - Sandata Acquisition Corp.'s Position as to the Fairness of the Merger; Sandata Acquisition Corp.'s Reasons for the Merger" and "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger" and "Special Meeting - Voting Rights; Vote Required" is incorporated herein by reference.

(a)(2)(v) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of our Directors and Executive Officers in the Merger" and "Special Factors - Interests of our Executive Officers and Directors in the Merger" is incorporated herein by reference.

(a)(2)(vi)     Not applicable.

(a)(2)(vii) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Material United States Federal Income Tax Consequences" and "The Merger - Material United States Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

(c)            None.

(d) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Appraisal Rights" and "The Merger - Appraisal Rights" and the information set forth in Appendix C of the Proxy Statement is incorporated herein by reference.

(e)            None.

(f)            Not applicable.

Item 5.       Past Contacts, Transactions, Negotiations, and Agreements.

REGULATION M-A
ITEM 1005(a)-(c), (e)

(a)(1) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Special Factors - Certain Relationships between Sandata and Sandata Acquisition Corp." is incorporated herein by reference.

(a)(2) The information set forth in the Proxy Statement under the caption "Special Factors - Interests of Executive Officers and Directors in the Merger" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger", "Special Factors - Background of the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger" and "Special Factors - Certain Relationships between Sandata and Sandata Acquisition Corp." is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger", "Summary Term Sheet - The Merger Agreement", "Special Meeting - Voting Rights; Vote Required for Approval", "Special Factors - Background of the Merger", "Special Factors
               - Interests of Executive Officers and Directors in the Merger", "Special Factors - Certain Relationships between Sandata and Sandata Acquisition Corp.", "The Merger - Effective Time of the Merger" and "The Merger Agreement - Covenants" is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals.

REGULATION M-A
ITEM 1006(b)-(c)(1)-(c)(8)

(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting", "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" and "The Merger Agreement - Consideration to be Received by the Stockholders" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Effects of the Merger", "Summary Term Sheet - The Merger Agreement", "Special Meeting - Trading Market and Price; Dividends; Stock Repurchases", "Special Factors - Background of the Merger", "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger", "Special Factors - Certain Relationships between Sandata and Sandata Acquisition Corp." and "The Merger - Effective Time of the Merger" is incorporated herein by reference.

Item 7.        Purposes, Alternatives, Reasons and Effects.

REGULATION M-A
ITEM 1013

(a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Reasons for Engaging in the Transaction", "Special Factors - Background of the Merger" and "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Opinion of Brean Murray", "Special Factors
               - Reasons for the Recommendation of the Special Committee and our Board of Directors" and "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Reasons for Engaging in the Transaction", "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors", "Summary Term Sheet - Opinion of Brean Murray", "Special Factors - Background of the Merger", "Special Factors - Reasons for the
               Recommendations of the Special Committee and our Board of Directors", "Special Factors - Sandata Acquisition Corp.'s Position as to the Fairness of the Merger; Sandata Acquisition Corp.'s Reasons for the Merger" and "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

Item 8.           Fairness of the Transaction
REGULATION M-A
ITEM 1014

(a) - (b)       The  information  set forth in the Proxy Statement under the captions  "Questions  and Answers  About the  Merger",
               "Summary Term Sheet - Reasons for Engaging in the Transaction", "Summary Term Sheet - Recommendations of the Special Committee", "Summary Term Sheet - Opinion of Brean Murray & Co., Inc.", "Special Factors - Background of the Merger", "Special Factors - Opinion of Brean Murray", "Special Factors - Reasons for the Recommendation of the Special Committee and our Board of
               Directors",  "Special  Factors  -  Sandata's  Position  as to the
               Fairness of the Merger" and "Special Factors - Sandata Acquisition Corp.'s Position as to the Fairness of the Merger; Sandata Acquisition Corp.'s Reasons for the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - The Special Meeting", "Special Meeting - Voting Rights; Vote Required for Approval", "The Merger Agreement - Conditions to the Merger" and "The Merger Agreement - Termination of the Merger Agreement" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors", "Summary Term Sheet - Opinion of Brean Murray & Co., Inc.", "Special Factors - Background of the Merger", "Special Factors - Opinion of Brean Murray", "Special Factors - Reasons for the Recommendation of the Special Committee and our Board of Directors" and "Special Factors - Sandata Acquisition Corp.'s Position as to the Fairness of the Merger; Sandata Acquisition Corp.'s Reasons for the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee and our Board of Directors", "Special Factors - Sandata's Position as to the Fairness of the Merger" and "Special Factors - Sandata Acquisition Corp.'s Position as to the Fairness of the Merger; Sandata Acquisition Corp.'s Reasons for the Merger" is incorporated herein by reference.

(f)               Not applicable.

Item 9.           Reports, Opinions, Appraisals and Negotiations
REGULATION M-A
ITEM 1015

(a) - (c)      The  information  set forth in the Proxy Statement under the captions  "Summary Term Sheet - Opinion of Brean Murray & Co.,
               Inc.",  "Special  Factors -  Background  of the  Merger",
               "Special  Factors - Opinion of Brean Murray",  "Special Factors -
               Reasons for the  Recommendation  of the Special Committee and our
               Board of Directors",  "Special Factors - Sandata's Position as to
               the  Fairness  of  the  Merger",   "Special   Factors  -  Sandata
               Acquisition  Corp.'s  Position as to the  Fairness of the Merger;
               Reasons  for the  Merger"  and  "The  Merger -  Financing  of the
               Merger; Fees and Expenses of the Merger" is incorporated herein by reference. The full text of the Brean Murray & Co., Inc.
               Opinion,  dated  October  28,  2002,  is  attached  to the  Proxy
               Statement as Appendix B.

Item 10.          Source and Amount of Funds or Other Considerations
REGULATION M-A
ITEM 1007

(a)- (d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Merger - Financing of the Merger", "The Merger - Financing the Merger; Fees and Expenses of the Merger" and "The Merger Agreement - Covenants" is incorporated herein by reference.

Item 11.       Interest in Securities of the Subject Company

REGULATION M-A
ITEM 1008

(a) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Interests of our Directors and Executive Officers in the Merger", "Special Meeting - Voting Rights; Vote Required for Approval", "Special Factors - Background of the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger" and "Special Factors - Certain Relationships Between Sandata and Sandata Acquisition Corp." is incorporated herein by reference.

(b)(1)-(5) The information set forth in the Proxy Statement under the caption "Special Factors - Interests of Executive Officers and Directors in the Merger - Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

Item 12.       The Solicitation or Recommendation

REGULATION M-A
ITEM 1012(d)-(e)

(d) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Special Meeting - Proposal to be Considered at the Special Meeting", "Special Meeting - Voting Rights; Vote Required for Approval" and "Special Factors - Sandata's Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and the Board of Directors", "Special Factors - Sandata's Position as to the Fairness of the Merger" and "Special Factors - Sandata Acquisition Corp.'s Position as to the Fairness of the Merger; Sandata Acquisition Corp.'s Reasons for the Merger" is incorporated herein by reference.

Item 13.       Financial Statements.

REGULATION M-A
ITEM 1010(a)-(b)

(a) The information set forth in Appendices D, E and F of the Proxy Statement is incorporated herein by reference.

(b)            Not applicable.

Item 14.       Persons/Assets, Retained, Employed, Compensated or Used.

REGULATION M-A
ITEM 1009

(a)-(b) The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Introduction", "Special Meeting - Solicitation of Proxies", "Special Factors - Opinion of Brean Murray", "Special Factors
               - Sandata's Position as to the Fairness of the Merger", "The Merger - Financing of the Merger; Fees and Expenses of the Merger" and "Other Matters - Expenses of Solicitation" is incorporated herein by reference.

Item 15.       Additional Information

REGULATION M-A
ITEM 1011(b)

(b) The information set forth in the Proxy Statement and Exhibits thereto is incorporated herein by reference.

Item 16.       Exhibits.

REGULATION M-A
ITEM 1016(a)-(d), (f)-(g)

(a) Preliminary Proxy Statement of Sandata, dated November 15, 2002, is incorporated herein by reference.

(b)            Not applicable.

(c) Opinion of Brean Murray & Co., Inc., dated October 28, 2002, attached as Appendix B to the Proxy Statement, is incorporated herein by reference.

(d)            Not applicable.

(f) Section 262 of the Delaware General Corporation Law, attached as Appendix C to the Proxy Statement, is incorporated herein by reference.

(g)            Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SANDATA TECHNOLOGIES, INC.


                                            By: /s/ Bert. E. Brodsky
                                                -----------------------------
                                              Name: Bert E. Brodsky
                                             Title: Chairman and Chief
                                                     Executive Officer



                                             SANDATA ACQUISITION CORP.


                                            By: /s/ Jessica Brodsky Miller
                                                -----------------------------
                                              Name: Jessica Brodsky Miller
                                             Title: President

Dated: November 15, 2002